FORM N-8F

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

	[X]	Merger

	[ ]	Liquidation

	[ ]	Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

	[ ]	Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Templeton Global Opportunities Trust

3.	Securities and Exchange Commission File No.: 811-05914

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

	[ ] Initial Application	[X] Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

300 S.E. 2nd Street
Fort Lauderdale, Florida 33301

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Christine A. DePree
300 SE 2nd Street
Fort Lauderdale, FL 33301
954-527-7387

Cory O. Hippler
Stradley, Ronon, Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, PA 19103
Phone: 215-564-8089

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

Franklin Templeton Investor Services, LLC (transfer agent) (“Investor Services”)
100 Fountain Parkway
St. Petersburg, Florida 33716-1205
727-299-8712
and
3344 Quality Drive
Rancho Cordova, CA 95670-7313
916-463-4864
As the Registrant’s transfer agent, Investor Services is responsible for maintaining share transaction and other shareholder records.

JPMorgan Chase Bank (custodian) (“JPM”)
270 Park Avenue
New York, NY 10017-2070
212-270-6000

As the Registrant’s custodian, JPM is responsible for maintaining records with respect to securities positions, purchases and sales of securities and other investments, ledgers, orders, confirmations and other records maintained by or at the custodian.

Templeton Investment Counsel, LLC (investment manager) (“Investment Counsel”)
300 S.E. 2nd Street
Fort Lauderdale, Florida 33301-1923
954-527-7500

As the Registrant’s investment manager, Investment Counsel is responsible for maintaining records with respect to the charter, bylaws, agreements, minute books, records required to be maintained under Rule 38a-1, purchases and sales of securities and other investments, orders, accounts and other records relating to portfolio management activities, including those records required to be maintained under the Investment Advisers Act of 1940.

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in Rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X] Management company;

[ ] Unit investment trust; or

[ ] Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

	[X] Open-end	[ ] Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

The Fund is a statutory trust created under the laws of the state of Delaware.

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Templeton Investment Counsel, LLC
300 S.E. 2nd Street
Fort Lauderdale, Florida 33301-1923

Templeton Asset Management Ltd.
7 Temasek Blvd., Suntec Tower 1
#38-03
Singapore, 038987

Franklin Templeton Investments (Asia) Limited
17th Floor, Chater House
8 Connaught Road Central
Hong Kong

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Franklin Templeton Distributors, Inc.
One Franklin Parkway
San Mateo, CA 94403-1906

13.	If the fund is a unit investment trust (“UIT”) provide:

	(a)	Depositor’s name(s) and address(es):

	(b)	Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

	[ ] Yes	[X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-______

Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X] Yes	[ ] No

If Yes, state the date on which the board vote took place:

February 27, 2018

If No, explain:

	(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

		[X] Yes	[ ] No

If Yes, state the date on which the shareholder vote took place:

The shareholder meeting was held on August 3, 2018.

If No, explain:

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

	[X] Yes	[ ] No

	(a)	If Yes, list the date(s) on which the fund made those distributions: August 24, 2018.

	(b)	Were the distributions made on the basis of net assets?

	[X] Yes	[ ] No

	(c)	Were the distributions made pro rata based on share ownership?

	[X] Yes	[ ] No

	(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

	(e)	Liquidations only: Were any distributions to shareholders made in-kind?

	[ ] Yes	[ ] No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

	[ ] Yes	[ ] No

If yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

	[X] Yes	[ ] No

If No,

	(a)	How many shareholders does the fund have as of the date this form is filed?

	(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

	[ ] Yes	[X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

(See question 18 above)

	[ ] Yes	[X] No

If Yes,

	(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed:

	(b)	Why has the fund retained the remaining assets?

	(c)	Will the remaining assets be invested in securities?

		[ ] Yes	[ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

	[ ] Yes	[X] No

If Yes,

	(a)	Describe the type and amount of each debt or other liability:

	(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request for Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i) Legal expenses: $114,461.38

(ii) Accounting expenses: $15,000.00

(iii) Other expenses (list and identify separately):

(a) Proxy Solicitation Expenses (AST) – $124,970.84

(b) Costs of printing and mailing proxy statements and related documents: $46,008.36

(iv) Total expenses (sum of lines (i)-(iii) above): $300,440.58

	(b)	How were those expenses allocated?

25% - Templeton Global Opportunities Trust (Target Fund)
25% - Templeton Growth Fund, Inc. (Acquiring Fund)
25% - Templeton Investment Counsel, LLC (Target Fund’s investment manager)
25% - Templeton Global Advisors Limited (Acquiring Fund’s investment manager)

	(c)	Who paid those expenses?

25% - Templeton Global Opportunities Trust (Target Fund)
25% - Templeton Growth Fund, Inc. (Acquiring Fund)
25% - Templeton Investment Counsel, LLC (Target Fund’s investment manager)
25% - Templeton Global Advisors Limited (Acquiring Fund’s investment manager)

	(d)	How did the fund pay for unamortized expenses (if any)?

Not Applicable.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

	[X] Yes	[ ] No

If yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed: File no.: 811-05914, Initial Application was filed on April 11, 2019.

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

	[ ] Yes	[X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

	[ ] Yes	[X] No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: Templeton Growth Fund, Inc.

	(b)	State the Investment Company Act file number of the fund surviving the Merger: 811-04892

	(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

On September 14, 2018, a definitive copy of the Agreement and Plan of Reorganization was filed as an exhibit to Post-Effective Amendment No. 1 on Form N-14 for Templeton Growth Fund, Inc. (Accession number 0000805664-18-000093).

	(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) he or she has executed this Form N‑8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Templeton Global Opportunities Trust, (ii) he or she is the Vice President and Secretary of Templeton Global Opportunities Trust and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N‑8F application have been taken.  The undersigned also states that the facts set forth in this Form N‑8F application are true to the best of his or her knowledge, information and belief.

/s/ Lori A. Weber
Name:	Lori A. Weber
Title:	Vice President and Secretary